Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7660	E-mail Address dfertig@stblaw.com

October 19, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Mr. Gabriel Eckstein, Esq., Staff Attorney
Mr. Matthew Crispino, Esq., Staff Attorney
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant

Re:	GDS Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
CIK No. 0001526125

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), an amendment (“Amendment No. 1”) to the Company’s registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Amendment No. 1, which has been marked to show changes to the Company’s Registration Statement filed via EDGAR on October 4, 2016 (the “October 4 Filing”).

Amendment No. 1 contains the estimated price range and offering size. The Company plans to launch the road show on October 20, 2016.

The Company has also revised the October 4 Filing to include (i) operating data as of and for the nine months ended September 30, 2016 and related disclosure; (ii) recent developments to set forth selected unaudited financial data for the three months ended September 30, 2016; and (iii) other information and data to reflect new developments since the October 4 Filing including the appointment of directors as well as to update the Registration Statement as needed.

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If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:                                William Wei Huang, Co-chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

GDS Holdings Limited

Chris Lin

David Lee

Simpson Thacher & Bartlett

Karen Yan

Fenwick & West LLP

Jessie Qian

Kevin Huang

KPMG Huazhen LLP